Exhibit 99.8

DEED OF CONTINUING GUARANTEE

BY

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

IN FAVOUR OF

BANK HAPOALIM B.M.

PURSUANT TO THE LOAN AGREEMENT DESCRIBED BELOW, ENTERED IN

THIS DAY BETWEEN BANK HAPOALIM B.M. AND TEVA PHARMACEUTICALS USA, INC.

WHEREAS	TEVA PHARMACEUTICALS USA, INC. (Company Registration No. 22-1734359), a company registered under the laws of the state of Delaware, United States of America (“the Company”) a wholly owned subsidiary of Teva Pharmaceutical Industries Limited (“the Guarantor”) has received from Bank Hapoalim B.M. (“the Bank”), a loan in the total principal amount of US$ $1,000,000,000 (one billion US Dollars) according to a loan agreement dated this day signed between the Company, the Bank and the Lenders (as such term is defined therein), attached hereto as Schedule A, as shall be amended and/or replaced from time to time (hereinafter: the “Loan Agreement”) and subject to its terms and conditions (hereinafter: the “Loan”);

WHEREAS	the Company owes and/or may owe the Bank, from time to time, various sums of money, expressed in Israeli currency or in foreign currency, on account of the Loan and subject to the terms of the Loan Agreement (hereinafter “Secured Loan Debts”); and

WHEREAS	the Guarantor agrees to guarantee to the Bank the full and timely payment of the Secured Loan Debts.

NOW THEREFORE THE GUARANTOR HEREBY WARRANTS, AGREES, UNDERTAKES AND GUARANTEES to the Bank as follows:

THE GUARANTEE

1.

The Guarantor hereby absolutely, unconditionally and without any reservation, (a) guarantees the payment of all amounts now or hereafter owing in respect of the Loan, whether for principal, interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not a claim for post-filing interest is allowed in such proceeding), fees, expenses, premiums, indemnities or otherwise, and (b) guarantees to the Bank the full and timely payment of all and any amounts due and/or which may become due to the Bank from the Company from time to time in connection with the Secured Loan Debts, on account of all such amounts, without reference to and notwithstanding any subordination provisions contained in such documents, irrespective of whether due from the

Company alone or together with others, or whether the Company has already obligated itself in respect thereof or may obligate itself in respect thereof in the future, whether the banking services and/or amounts have already been or may be granted, advanced or paid to the Company or on the Company’s behalf or at its request or for its account, whether due from the Company in its capacity as principal debtor, guarantor or otherwise, whether ascertained due or due contingently, directly or indirectly, in each case together with interest, charges, commissions, linkage differentials and other expenses of any kind (hereinafter jointly and severally referred to as – “the Secured Amount”).

2.	THE AMOUNT THE GUARANTOR GUARANTEES AND UNDERTAKES TO PAY THE BANK UNDER THIS DEED OF GUARANTEE IS EXCLUSIVELY RELATED TO AND IN CONNECTION WITH THE LOAN AND IS HEREINAFTER REFERRED TO AS – “THE AMOUNT OF THE GUARANTEE”.

3.	The Guarantor shall pay the Bank at any time and from time to time, within seven days after receiving the Bank’s first written demand, any amount which the Bank may demand from the Guarantor according to this Deed of Guarantee, up to the Amount of the Guarantee. Any amount on account of the Secured Amount not paid to the Bank by the Guarantor upon the Bank’s first demand shall bear default interest at the rate prevailing under the Loan Agreement on the occurrence and during the continuance of an Event of Default (as defined in the Loan Agreement) (hereinafter – “Interest At The Maximum Rate”), until the full and final payment of the aforesaid amount by the Guarantor, without affecting any other rights of the Bank.

4.	The Guarantor shall pay the Bank the Amount of the Guarantee, without the Bank being obliged to furnish the Guarantor with any accounts or any other proof as to any default on the part of the Company in the fulfilment of its obligations to the Bank – save for a seven day written notice stating that an event of default of the Company has occurred and that the Bank is intending to demand the Amount of the Guarantee or any part thereof –and without the Bank first taking any action against the Company for the collection of the Secured Amount from the Company, its liquidator, trustee, estate, its other guarantors or others, or from any securities given to the Bank on behalf of the Company, its other guarantors or others. In the event that the Bank does take any action, which is as yet incomplete, the Guarantor shall nevertheless be obliged to pay immediately to the Bank the Amount of the Guarantee, and the Guarantor may not postpone the payment thereof until any action which the Bank may take has been consummated.

VALIDITY OF THE GUARANTEE

5.

The Amount of the Guarantee and this Deed of Guarantee shall not be influenced, affected or diminished by any composition of debts, winding up, bankruptcy, as the case may be, of the Company, including any scheme or arrangement approved by any court or other compromise or arrangement made by the Company. Notwithstanding the foregoing, the Bank may demand from the Guarantor any amounts up to the Amount of the Guarantee. In any case of composition of debts, bankruptcy, winding up, or any other scheme or arrangement of the Company, as the case may be, the Bank may claim the aforesaid amounts as a creditor in bankruptcy or in winding up or in any other scheme or arrangement or agree to and receive any compromise payment, without taking into account any payment made and/or which may be made by the Guarantor to the Bank pursuant hereto. The Guarantor undertakes not to claim in such cases in competition with the Bank and not to claim from the Bank any amount received by the Bank in this way or in any other way for any reason whatsoever. The Guarantor shall not claim any debt or payment or enter proof thereof in any bankruptcy or winding-up proceedings or in any other arrangement or compromise with respect to the Company, until such time as the Bank shall receive in full all the amounts due or which may become due to the Bank from the Company.

6.	The Bank is not obliged to obtain from the Company any further security or guarantee for the payment of the Secured Amount. If at the time of or prior to the signing of this Deed of Guarantee the Guarantor will have been aware of the fact that the Bank was about to obtain various securities or further guarantees, even if the names of other guarantors appeared in this Deed of Guarantee and the Bank did not receive those securities and/or did not record same as required by law, or those other guarantors did not sign any guarantees or this Deed of Guarantee, the validity of this Deed of Guarantee shall not be affected and the Guarantor shall fulfil all its obligations hereunder.

7.	The Guarantor agrees that the Bank may from time to time, without notifying the Guarantor thereof:

(a)	discontinue, vary, reduce, increase or renew any credit or banking service to, or any engagement with, the Company;

(b)	grant any extension of time or other concession or indulgence to the Company or others or to the guarantors or to any one or some of the aforegoing parties;

(c)	substitute, renew, amend, release, discharge, realise or refrain from realising any securities or guarantees, held or which may be held by the Bank, whether obtained from the Company or others, from guarantors, from the Guarantor or from any or all of the above;

(d)	settle, waive or make any arrangement with the Company or with guarantors for the Company or with any one or some of the aforegoing parties;

(e)	cause the non-fulfilment and/or, the variation of any obligation of the Company in connection with the granting of banking services or cause the non-fulfilment and/or any variation of any obligation guaranteed by the Guarantor and/or others for which the Guarantor and/or others are liable;

(f)	refrain from notifying the Guarantor of the non-fulfilment of any obligations by the Company or by other guarantors and/or by the Guarantor or any one or some of the aforegoing parties and defer or hold over any demands against the Guarantor pursuant hereto, without the aforesaid being deemed to be a precedent, waiver or negligence on the part of the Bank or any of its rights being deemed discharged or having lapsed.

In any such case, even if damage has been caused thereby, this Deed of Guarantee shall remain unchanged and in full force, shall not be affected nor the amount thereof decreased, and all the Guarantor’s obligations shall remain unaltered. To prevent any doubt, the Guarantor hereby agrees that if the Bank does any one of the abovementioned acts, the Guarantor shall have no right of option, rescission or any other right in connection therewith under the Guarantee Law, 5727-1967, as subsequently amended or replaced and the Guarantor hereby expressly waives all these rights.

It is hereby clarified that none of the above shall derogate from the Guarantor’s right to initiate litigation against the Bank.

8.	This Deed of Guarantee shall remain in full force for its full amount, even if the Bank reaches a settlement with the Company, grants the Company or any of the guarantors (including any one or more of the aforesaid parties who are signatories hereto) any extension of time, waiver, concession or indulgence, releases any collateral securities which the Bank received on behalf of the Company, releases any guarantors or refrains from accepting any guarantees or collateral securities which were supposed to have been given to the Bank (including such guarantors whose names appear below or guarantees from any one or some of them) or causes the non-fulfilment or variation of any undertaking of the Company or the Company’s guarantors and the Guarantor’s undertaking to pay to the Bank the Amount of the Guarantee shall neither be affected nor diminished if the obligation of the Company and/or its guarantors towards the Bank is defective or invalid for any reason, and even if the Company lacked the legal capacity or authority to enter into any engagement for the receipt of banking services and/or to pay the Secured Loan Debts or if any contentions are raised against the Bank regarding the indebtedness of the Company, or if the right of the Bank to claim payment from the Company of the Secured Loan Debts has lapsed and/or will lapse due to prescription, or if the Company denies its liability towards the Bank or if the Company has or raises any contentions against the Bank.

In any such case, the aforesaid obligations, as far as the Guarantor is concerned, shall, for the purposes hereof, be deemed to be valid, complete, effective, unquestionable and unimpeachable and the Guarantor hereby declares that the Guarantor shall have no cause of action against the Bank. All of the Guarantor’s obligations pursuant hereto shall remain in full force, and the Guarantor hereby waives in advance any right or plea allowed in such cases by the Guarantee Law 5727-1967, as subsequently amended or replaced, or by any law.

9.	The obligations of the Guarantor hereunder shall not be affected by any alteration of the Guarantor’s or the Company’s name, constitution or composition.

SECURITIES, SET-OFF AND APPLICATION OF PAYMENTS

10. – 13.	Deleted.

14. (a)	The Bank shall have the right of possession, lien, set-off and charge over any amounts, assets and rights, including securities, coins, gold, bank notes, documents in respect of goods, insurance policies, bills, assignments of rights, deposits, collaterals and their countervalue held by the Bank or under its control at any time for the Guarantor or on its behalf, including such as have been delivered to the Bank for collection, security, safe-keeping or otherwise, up to the Amount of the Guarantee. For the sake of clarification, the use of the above rights of the Bank shall not create any pledge in favour of the Bank over the assets regarding which same rights were used

At any time that the Guarantor may owe the Bank any amounts pursuant hereto, or are liable to be indebted to the Bank or may be conditionally indebted to the Bank, the Bank shall be entitled to retain the said assets until payment in full of the Amount of the Guarantee or to realise them by selling them and applying the countervalue thereof in whole or in part to the payment of the Amount of the Guarantee or leave the countervalue thereof with the Bank until the Secured Amount has been paid by the Company.

In the event that sums capable of being applied to the Amount of the Guarantee are deposited in foreign currency, the Guarantor hereby gives to the Bank in advance instructions to sell the credit balance in foreign currency at a rate to be fixed by the Bank or which it can obtain for same at such time, as set forth in Clause 14(c), and to apply the proceeds to the Amount of the Guarantee, after deduction of any costs, expenses, charges or commissions.

(b)	Without derogating from the Bank’s right of lien in accordance with sub-clause (a) above, the Bank may at any time, but shall not be obliged:

(i)	To apply to the Amount of the Guarantee, any amounts owed to the Guarantor by the Bank in any account, in Israeli currency or in foreign currency, in any manner or for any reason (even before the maturity of the amounts owed to the Guarantor by the Bank as aforesaid, against which set-off will be made).

(ii)	To purchase for the Guarantor’s account, any amount in foreign currency which may be required for payment of any amount on account of the Amount of the Guarantee as yet unpaid, or to sell any foreign currency standing to the Guarantor’s credit with the Bank and to apply the proceeds to the payment of any amount on account of the Amount of the Guarantee as yet unpaid.

(iii)	To debit any of the Guarantor’s accounts with any amount required for the payment of any amount on account of the Amount of the Guarantee as yet unpaid. However, if the state of any account does not allow it to be debited by the Bank in order to effect final payment of any amount, the Bank may refrain from so doing, and if the Bank has acted accordingly, the Bank may reverse any such debit and treat any amount the debit of which was reversed as an unpaid amount on account of the Amount of the Guarantee and accordingly to take whatever action it sees fit pursuant to the provisions hereof.

(iv)	In any event the Bank may effect set-off without any prior notice. However in the following cases the Bank may effect such set-off by giving the Guarantor 10 (ten) days’ notice prior to effecting such set-off:

(1)	In case of applying any amounts prior to their maturity.

(2)	In case of applying any time deposit which but for such application would have been automatically extended or renewed, so that certain rights or benefits would have accrued to the Guarantor.

Notwithstanding the foregoing, if the delay in effecting such application might be detrimental to the Bank or affect any of its rights, such application may be made immediately. Moreover, where notice has been sent to the Guarantor and in the course of the 10-day period an attachment order or a receivership notice affecting the Guarantor or the Company or any other guarantor is received or a similar event occurs, such application may be made immediately.

(c)	Any purchase or sale under sub-clauses (b) (i) and (ii) above, shall be effected at the rate of exchange prevailing at the Bank, out of the amounts in Israeli currency or foreign currency, as the case may be, standing to the Guarantor’s credit at the Bank, or which may be obtained by realising collaterals given or which may be given by the Guarantor to the Bank.

The term “the rate prevailing at the Bank” shall mean, with respect to any purchase of foreign currency for the Guarantor’s account, the highest rate for cheques and transfers at which the Bank at any relevant time generally sells to its customers the relevant foreign currency against Israeli currency, in addition to any conversion charge, tax, levy, compulsory payments or any other similar payments; and with respect to any sale of foreign currency from the Guarantor’s account, the lowest rate for the cheques and transfers at which the Bank at any relevant time purchases from its customers the relevant foreign currency against Israeli currency, after deducting any conversion charge, tax, levy, compulsory payments or any other similar payments.

(d)	The Guarantor hereby declares that the Guarantor is aware of the fact that in such cases where the Bank may use its rights of set-off prior to the maturity of any of the Guarantor’s deposits or any part of them, the Guarantor’s rights may be affected (for example in relation to interest rates, linkage differentials, exchange differentials, rights to bonuses or loans, tax exemptions or reductions, deductions at source, the right not to be debited with charges and fees necessarily resulting from making any such set-off, if according to the terms governing any such account the Guarantor had such rights). The Guarantor shall bear all the usual costs and charges charged by the Bank as a result of any such set-off.

15.	The Bank may at any time and at its own discretion:

(a)	debit any of the Guarantor’s accounts including any account maintained by the Guarantor jointly and severally with other account holders with any amount due or which may become due from the Guarantor to the Bank as herein provided; and

(b)	credit any amount howsoever received from the Guarantor or on its behalf to whichever account the Bank may deem fit.

NATURE AND TERMINATION OF THE GUARANTEE

16.	Deleted.

17.	This Deed of Guarantee (i) shall serve as a continuing and revolving security and shall remain in full force and effect until the full and final repayment of the Secured Amount to the Bank by or on behalf of the Company and shall be binding upon the Guarantor and its substitutes (including our guardians, estates, executors, liquidators, trustee, receivers and any of its successors) and (ii) shall continue to be effective or shall be reinstated, as the case may be, if at any time any payment on the account of the Secured Amount is rescinded or must otherwise be returned by the Bank or any Lender upon the insolvency, bankruptcy or reorganization of the Company or otherwise, all as though such payment had not been made.

Without derogating from the provisions of this Clause 17 hereof, this Deed of Guarantee is independent of any other securities or guarantees and shall not be influenced or affected by them or by the Bank receiving securities or guarantees which are defective or without value and/or which are not registered as securities according to law.

The Guarantor hereby waives any right to be assigned or to participate in any other securities to which the Bank is or may become entitled, in connection with the payment of the Secured Amount. The Guarantor shall not take any action the purpose of which is to obtain any rights and/or advantages with respect to the said securities notwithstanding the payment by the Guarantor in full of the Amount of the Guarantee.

18.	Without derogating from any of the other provisions herein contained, any variation of the Guarantor’s obligations under this Deed of Guarantee is subject to the receipt of the prior written consent of the Bank. Any other consent whether attributed to verbal statements or to any waiver or failure to act and/or to any other form of conduct which is not reduced to writing shall not be deemed to be consented to on the part of the Bank.

INDEMNITY

19.	In addition to and without affecting or derogating from the provisions hereof, this Deed of Guarantee constitutes an undertaking to indemnify and/or compensate, and the Guarantor hereby undertakes to indemnify and/or compensate, the Bank in any amount up to the Amount of the Guarantee, for any damages, expenses and pecuniary loss incurred by the Bank in connection with the grant of the Loan to the Company, all in accordance with the provisions hereof which shall apply mutatis mutandis. The obligations of the Guarantor under this Section 19 shall survive the termination of this Deed of Guarantee.

THE BANK’S BOOKS

20. (a)	The Guarantor hereby confirms that the Bank’s books, accounts and entries shall be binding upon the Guarantor, shall be deemed to be correct and shall serve as prima facie evidence against the Guarantor in all their particulars, inter alia pertaining to the calculation of the Amount of the Guarantee and/or the Secured Amount and/or the Secured Loan Debts.

(b)	The Guarantor hereby confirms receipt of the Bank’s notification that according to the Protection of Privacy Law, 5741-1981:

(i)	All the particulars furnished or which may be furnished by the Guarantor to the Bank may be used by the Bank in the normal course of its operations, at its own discretion;

(ii)	All the particulars furnished or which may be furnished by the Guarantor to the Bank may be stored in keeping with the Bank’s requirements from time to time in data pools of the Bank and/or of parties associated with the Bank from time to time with respect to computer and data processing and warehousing services.

and the Guarantor hereby confirms its agreement thereto.

ASSIGNMENT OF THE GUARANTEE

21.	In the event that the Bank transfers and/or assigns its rights and obligations under the Loan Agreement, the Bank may at any time at its own discretion, on written notice to the Guarantor but without the Guarantor’s consent being required, transfer and/or assign all or any of its rights arising from this Deed of Guarantee to the transferee of the Bank’s rights and obligations under the Loan Agreement, in whole or in part, including the securities and any transferee and/or assignee may also, in the event that such transferee retransfers and/or reassigns its rights and/or obligations under the Loan Agreement, on written notice to the Guarantor, retransfer and/or reassign the said rights including the said securities, without any further consent from the Guarantor being required. The transfer and/or assignment may be effected in any way the Bank or any subsequent transferor and/or assignor may deem fit.

22.	Deleted.

NOTICES

23.	The Guarantor hereby undertakes to notify the Bank immediately:

(a)	of a reduction by more than one quarter in the scope of the Guarantor’s business as compared to the scope of the Guarantor’s business on the date hereof;

(b)	of any change of the Guarantor’s name or address;

(c)	of any application for bankruptcy, receivership or for winding up of the Guarantor which is filed against or by the Guarantor as well as the adoption by the Company of a resolution for voluntary winding up and/or merger and/or demerger.

24.	Any notice or demand sent to the Guarantor by the Bank by registered or ordinary mail to the address appearing herein or to any other address notified by the Guarantor to the branch of the Bank first above written by registered mail, shall be deemed to have been received by us within 72 hours from the time the letter containing the notice was sent. A written declaration by the Bank shall serve as prima facie evidence as to the time of its despatch. Any notice given to the Guarantor by any other method shall be deemed to have been received by the Guarantor at the time it is given or made public.

INTERPRETATION

25.

In this Deed of Guarantee: (a) The singular includes the plural and vice versa; (b) The masculine gender includes the feminine gender and vice versa; (c) “The Bank” means “Bank Hapoalim B.M.” and every one of the Bank’s branches existing on the date hereof and/or which may be opened henceforth at any place in the future, and any transferee or successor or substitute of the Bank; (d) deleted; (e) “The Company” means the Company and all of its substitutes and successors; (f) Whenever the Bank is entitled to act in a certain way, it is not obliged to do so; (g) Whenever the Bank is entitled to debit any of the Guarantor’s accounts, the Bank may do so whether such account is in credit or overdrawn or will become overdrawn as a result of such debiting; (h)The headings are only indicative and are not to be used in construing this Deed of Guarantee; (i) The recitals hereto form an integral part hereof.

26.	Deleted.

EXPENSES

27. (a)	Without derogating from the rights of the Bank as set forth in this Deed of Guarantee, all the expenses and charges in connection with this Deed of Guarantee, as specified in the Bank’s scale of charges at the time and from time to time, shall be paid by the Guarantor upon the Bank’s first demand, coupled with Interest At The Maximum Rate, from the date of the demand and until their actual payment in full.

(b)	Without derogating from the generality of the foregoing, the aforesaid expenses, and charges include collection charges, charges for stamp duty on and registration of documents, expenses for the institution of proceedings for the collection of the amounts due and/or becoming due from the Guarantor pursuant hereto (including the Bank’s lawyers’ fees), insurance, safe custody, holding and repair of charged property and/or of the Guarantor’s other property which the Bank or any person acting on its behalf may deal with the realisation thereof.

GOVERNING LAW AND PLACE OF JURISDICTION

28.	In any matter pertaining to this Deed of Guarantee, to the relations between the Guarantor and the Bank pursuant to or in connection herewith, and to any litigation pertaining to this Deed of Guarantee, the exclusive place of jurisdiction shall be any competent court of law in the State of Israel.

The laws of the State of Israel shall apply to this Deed of Guarantee, to the relations between the Guarantor and the Bank pursuant to and/or in connection with this Deed of Guarantee and to any litigation pertaining to this Deed of Guarantee.

NATURE OF THE GUARANTEE

29.	THE GUARANTOR HEREBY DECLARES THAT THE NATURE OF THIS DEED OF GUARANTEE HAS BEEN EXPLAINED TO THE GUARANTOR BY THE BANK AND THE GUARANTOR AGREES TO SIGN AND EXECUTE SAME AND TO BE BOUND BY ALL OF THE OBLIGATIONS HEREIN SET FORTH.

COUNTERPARTS

30.

This Deed of Guarantee may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. Delivery of an executed counterpart of a signature page of this Deed of Guarantee by telecopy or as a scanned document sent by electronic mail shall be effective as delivery of a manually executed counterpart of this Deed of Guarantee. Any party delivering an executed counterpart of this Deed of Guarantee by telecopier or as a scanned document sent by electronic mail also shall deliver an original executed counterpart of this Deed of Guarantee but the failure to deliver an original executed counterpart shall not affect the validity, enforceability, and binding effect of this Guarantee.

AND IN WITNESS WHEREOF WE HAVE SIGNED:

/s/ Eyal Desheh

/s/ Yossi Levin

Teva Pharmaceutical Industries Limited

Legal Counsel Confirmation

I, the undersigned, Charles Nochumsohn, Adv., as legal counsel to Teva Pharmaceutical Industries Limited (Reg. Num. 520013954) (the “Guarantor”), hereby confirm that the Guarantor duly signed upon the above Deed of Guarantee through its authorized signatories Messrs. Eyal Desheh and Deborah Griffin, in accordance with the Guarantor’s constitutional documents and a Board resolution of the Guarantor – and I further confirm that the above signatures are binding upon the Guarantor for every intent and purpose.

Date December 4, 2008

BANK HAPOALIM B.M.

1177 Avenue of the Americas,

New York, New York 10036

Date: December 4, 2008

To:	Teva Pharmaceutical Industries Limited

Dear Sir/Madam,

Re:	Notice to Guarantor
With Reference to Continuing Guarantee Unlimited
in Amount Dated: December 4, 2008

1.	We hereby notify you that the guarantee which you are signing for Teva Pharmaceuticals USA, Inc. (hereinafter - “the Company”) is for the payment of all and any amounts due and/or which may become due to Bank Hapoalim B.M. (hereinafter—“the Bank”) from the Company in connection with a loan in the total principal amount of US$ 1,000,000,000 (one billion US Dollars) according to a loan agreement dated this day signed between the Company, the Bank and the Lenders (as such term is defined in such loan agreement), irrespective of whether due from the Company alone or together with others, or whether the Company has already obligated itself in respect thereof or may obligate itself in respect thereof in the future, whether already granted or to be granted in the future, or paid or to be paid to the Company or on the Company’s behalf or at its request or for its account, whether due from the Company in its capacity as debtor, guarantor or otherwise, or whether due from the Company now or becoming due or due contingently, directly or indirectly, and also for the payment of all and any amounts of money which the Company owes and/or may owe to the Bank for any other reason whatsoever, and for the payment of all and any monies which the Bank is and/or may become entitled to claim and/or to receive from the Company for any reason whatsoever, together with interest, charges and commissions, linkage differentials and other expenses of any kind, all in connection with the loan agreement dated this day signed between the Company, the Bank and, if applicable other Lenders (as such term is defined therein) (hereinafter: the “Loan Agreement”).

2.	The total balance of indebtedness of the Company to the Bank to date in connection with the Loan Agreement, as reflected in the books of the Bank is US$ 1,000,000,000.

3.	This notice is given with reference to the deed of guarantee, which you are signing for the Company in favour of the Bank, and is subject to the provisions thereof.

Yours faithfully,

Bank Hapoalim B.M.

We hereby acknowledge receipt of the above notice and agree to its contents

/s/ Eyal Desheh

/s/ Yossi Levin

Teva Pharmaceutical Industries Limited